UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Shengkai Innovations, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82321P203

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82321P203	Page 2 of 12 Pages

1.	Names of Reporting Persons. NewQuest Capital Management (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 985,921
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 985,921
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 82321P203	Page 3 of 12 Pages

1.	Names of Reporting Persons. NewQuest Asia Fund I (G.P.) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 985,921
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 985,921
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 985,921
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 82321P203	Page 4 of 12 Pages

1.	Names of Reporting Persons. NewQuest Asia Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 985,921
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 985,921
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 985,921
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) HC; PN

CUSIP No. 82321P203	Page 5 of 12 Pages

1.	Names of Reporting Persons. NewQuest Asia Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 985,921
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 985,921
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 985,921
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by and on behalf of each of the Reporting Persons to amend the statement on Schedule 13D related to the common stock, $0.001 par value per share (the “Common Stock”), of Shengkai Innovations, Inc., a Florida corporation (the “Company”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 (as amended, the “Schedule 13D”). This Amendment No. 1 is being filed to report a change in beneficial ownership relating to the expiration on July 18, 2013, of a Series A Warrant to purchase a number of shares of Common Stock equal to 120% of the number of shares of Common Stock issuable upon conversion of the Preferred Stock, subject to adjustment (each, a “Warrant”), held by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Schedule 13D relates to the Common Stock of the Company. The principal executive offices of the Company are located at No. 106 Zhonghuan South Road, Airport Industrial Park, Tianjin, People’s Republic of China 300308.

The information set forth in the Schedules and Exhibits to the Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of the Schedule 13D are qualified in their entirety by the provisions of such Schedules and Exhibits.”

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Schedule 13D is filed on behalf of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership (“NewQuest”), NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company and the general partner of NewQuest (“NewQuest GP”), NewQuest Asia Investments Limited, a Mauritius limited company (“NewQuest Investments”), and NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company (“NewQuest Management,” and together with NewQuest, NewQuest GP and NewQuest Investments, the “Reporting Persons”).

NewQuest Management is an exempted company registered in the Cayman Islands. NewQuest Management, among other things, provides management and advisory services to NewQuest GP. The principal address of NewQuest Management is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

NewQuest GP is an exempted company registered in the Cayman Islands. NewQuest GP is engaged in the business of investing and managing equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. NewQuest GP was formed to serve as the sole general partner of NewQuest. The principal address of NewQuest GP is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

NewQuest is an exempted limited partnership registered in the Cayman Islands. NewQuest is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The sole general partner of NewQuest is NewQuest GP. The principal address of NewQuest is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

NewQuest Investments is a limited company registered in the Republic of Mauritius and is wholly owned by NewQuest. NewQuest Investments is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The principal address of NewQuest Investments is: 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) As of July 26, 2013, NewQuest Investments directly held 1,971,842 shares of Series A Convertible Preferred Stock, $0.001 par value per share, each of which is convertible into one-half of one share of Common Stock, subject to adjustment (the “Preferred Stock”). NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own, as of July 26, 2013, such 1,971,842 shares of Preferred Stock.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Preferred Stock, Warrants or Common Stock.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the Common Stock, Preferred Stock or Warrants during the past 60 days.

On July 18, 2013, the Warrants beneficially owned by the Reporting Persons expired pursuant to their terms.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, Preferred Stock or Warrants that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the statement on Schedule 13D related to the Common Stock of the Company filed April 25, 2011 by the Reporting Persons with the Commission).

99.2	Registration Rights Agreement (incorporated herein by reference to the Company’s Current Report on Form 8-K, as filed with the Commission on June 23, 2008).

99.3	Articles of Amendment to the Articles of Incorporation, setting forth the Certificate of Designations authorizing the Series A Preferred Stock (incorporated herein by reference to the Company’s Current Report on Form 8-K, as filed with the Commission on June 23, 2008).

99.4	Form of Series A Warrant (incorporated herein by reference to the Company’s Current Report on Form 8-K, as filed with the Commission on July 24, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2013	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Rajan Rosick
	Name:	Rajan Rosick
	Title:	Director

Date: July 26, 2013	NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Rajan Rosick
	Name:	Rajan Rosick
	Title:	Director

Date: July 26, 2013	NEWQUEST ASIA FUND I, L.P.

	By:	NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Rajan Rosick
	Name:	Rajan Rosick
	Title:	Director

Date: July 26, 2013	NEWQUEST ASIA INVESTMENTS LIMITED

	By:	/s/ Rajan Rosick
	Name:	Rajan Rosick
	Title:	Director

Signature Page to Schedule 13D

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Capital Management (Cayman) Limited. The business address of each of the executive officers and directors of NewQuest Capital Management (Cayman) Limited is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Name	Position with NewQuest Capital Management (Cayman) Limited	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	Republic of Mauritius; Managing Director, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Rajan Rosick	Director	Republic of Mauritius; Head of New Business, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Ryutaro Aida	Director	Japan; Financial Advisor, 3-7-11-301 Azabu Juban Minato Ku Tokyo 1060045 Japan
Darren C. Massara	Director	United States of America; Managing Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong
Min Lin	Director	China; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong
Ashraf Ali Deenmahomed	Alternate Director	Republic of Mauritius; Head of Fund Administration, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Bonnie Sum Wai Lo	Alternate Director	Hong Kong; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong
Amit Gupta	Alternate Director	Republic of India; Partner & Chief Operating Officer, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I (G.P.) Ltd. The business address of each of the executive officers and directors of NewQuest Asia Fund I (G.P.) Ltd. is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Name	Position with NewQuest Asia Fund I (G.P.) Ltd.	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	See above.
Rajan Rosick	Director	See above.
Ryutaro Aida	Director	See above.
Darren C. Massara	Director	See above.
Min Lin	Director	See above.
Ashraf Ali Deenmahomed	Alternate Director	See above.
Bonnie Sum Wai Lo	Alternate Director	See above.
Amit Gupta	Alternate Director	See above.

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I, L.P. The business address of each of the executive officers and directors of NewQuest Asia Fund I, L.P. is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Name	Position with NewQuest Asia Fund I, L.P.	Citizenship; Principal Occupation
NewQuest Asia Fund I (G.P.) Ltd.	General Partner	Not applicable.

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Investments Limited. The business address of each of the executive officers and directors of NewQuest Asia Investments Limited is: 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius.

Name	Position with NewQuest Asia Investments Limited	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	See above.
Rajan Rosick	Director	See above.
Ryutaro Aida	Director	See above.
Darren C. Massara	Director	See above.
Amit Gupta	Director	See above
Bonnie Sum Wai Lo	Alternate Director	See above.
Min Lin	Alternate Director	See above.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the statement on Schedule 13D related to the Common Stock of the Company filed April 25, 2011 by the Reporting Persons with the Commission).

99.2	Registration Rights Agreement (incorporated herein by reference to the Company’s Current Report on Form 8-K, as filed with the Commission on June 23, 2008).

99.3	Articles of Amendment to the Articles of Incorporation, setting forth the Certificate of Designations authorizing the Series A Preferred Stock (incorporated herein by reference to the Company’s Current Report on Form 8-K, as filed with the Commission on June 23, 2008).

99.4	Form of Series A Warrant (incorporated herein by reference to the Company’s Current Report on Form 8-K, as filed with the Commission on July 24, 2008).